

Mail Stop 3720

November 23, 2009

Carl Kukkonen
Chief Executive Officer
VIASPACE Green Energy Inc.
2012 Business Center Dr., Suite 130
Irvine, CA 92612

>   **Re: VIASPACE Green Energy Inc.**
>   **Amendment No. 5 to Form S-1**
>   **Filed November 3, 2009**
>   **File No. 333-159717**

Dear Mr. Kukkonen:

We have reviewed the above filing and your response letters dated November 17, 2009 and November 20, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all page number references are to the Amendment No. 5 to Form S-1.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that your second closing date, November 21, 2009, has passed. Please revise your entire filing to reflect the changes made to the Securities Purchase Agreement as a result.

Prospectus Summary, page 7

2. We note your proposed disclosure in response to comment one from our letter dated November 10, 2009 and your statement that if the second closing does not occur, you may be required to return the equity securities representing your 70% interest in IPA BVI to Mr. Chang. Please revise your disclosure on page eight to

reflect the possibility that you may be required to return such shares and what the company's future will be in such event.

3. We note your statement that "Management is uncertain when it will be able to raise the cash payment amount." We note your supplemental response that indicates that management "believes that the closing conditions will be met." Please reconcile.

Risk Factors, page 13

4. We note your response to comment one from our letter dated November 10, 2009. As previously requested, please disclose why Mr. Chang will transfer the remaining 30% of the outstanding share of IPA BVI to you if the second closing does not occur and the closing conditions to VIASPACE, Inc. and you are satisfied or waived, regardless of whether Mr. Chang's obligations to close are satisfied.

5. We note that the deadline for the second closing date has passed, and the balance owed to Mr. Chang continues to increase significantly. Include a risk factor highlighting the uncertainty that the cash payment will be raised.

6. Include a new risk factor indicating that if the second closing does not occur the company would be considered a blank check and shell company and highlight the restrictions imposed upon such companies and their securities (e.g. unavailability of Rule 144 for resales).

7. We note your response to comment one from our letter dated November 10, 2009. We further note the statement in your proposed risk factor that if the second closing does not occur, "all parties may be required to return securities delivered at first closing." Please revise this risk factor to clarify that in the event the second closing does not occur, Mr. Chang and his designees would retain the shares of your stock they obtained in the first closing.

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

8. Please revise to include a consent for the 2007 and 2006 audited financial statements of Inter-Pacific Arts Corp.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Staff Attorney, at (202) 551-3367, or me at (202) 551-3810 with any other questions.

Sincerely,

/s
Larry Spirgel
Assistant Director

Cc: Ryan S. Hong
      Via facsimile